UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Minefinders Corporation Ltd.

Management’s Discussion and Analysis

March 31, 2008

This discussion and analysis is for the three-month period ended March 31, 2008, with comparisons to 2007. Unless otherwise noted, all information is current to May 8, 2008, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the unaudited consolidated financial statements of Minefinders Corporation Ltd. (the “Company”) for the three months ended March 31, 2008 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including the Company’s Annual Information Form for the year ended December 31, 2007 (the “Annual Information Form”), is available on SEDAR at www.sedar.com.

Company Overview

The Company is engaged in precious metals mining and exploration and is set to commence commercial production at its wholly-owned Dolores gold and silver mine in Mexico in mid-2008. The Dolores Mine has a well defined deposit containing proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver, with exploration upside and an open pit mine life of over 15 years. There is potential to expand production through the addition of a flotation mill to enhance recoveries from high-grade ore in the open pit and from ore underground below, and peripheral to, the planned pit. Construction of an 18,000-tonne-per-day heap leach facility is substantially complete.

The Company also has exploration properties in Mexico and the United States including the highly prospective Planchas de Plata and Real Viejo silver properties and the resource-bearing La Bolsa gold deposit, all in Mexico. Further drilling at La Bolsa is required to better understand the size and nature of the resource and the Company is evaluating the economics of development as a stand-alone operation or in conjunction with other prospects in the same district.

The Company has no revenue except interest income and will continue to incur negative cash flows from operations until the Dolores Mine reaches commercial production. As a result, the Company expects to meet its cash requirements from funds in place or available through traditional revolving non-equity sources. As at March 31, 2008, the Company had $5.485 million in cash and cash equivalents and net working capital of $12.268 million. In addition, the Company signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital in December, 2007.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the American Stock Exchange (symbol MFN).

Management’s Discussion & Analysis

The Dolores Mine

Construction and Commissioning Progress

Construction of the Dolores Mine is substantially complete. Remaining construction activities are focused on completion of the truck shop, warehouse and offices. In addition, construction activities related to site drainage and water management will progress through 2008. Information on capital expenditures during the year is detailed below under the heading “Capital Expenditures”.

Commissioning highlights through the first quarter to May 8, 2008 include:

•	During the first quarter, 3.5 million tonnes of ore and waste were mined. To date, 7.3 million tonnes of material have been mined including 759 thousand tonnes of ore stockpiled for processing;

•	Production of crushed ore has commenced with commissioning of the crushing circuit. Commissioning of the conveying and stacking system is nearing completion;

•	Drain rock and mineralized over liner material is being placed on the leach pad by truck and assembly of the radial stacking system is underway;

•

Local residents continued to relocate to the new village with 24 families relocated to date and 11 families in the process of moving in addition to the 49 families that have relocated outside of the immediate area. Classes have commenced for 22 students at the new Dolores school;

•	Hiring of local mine employees continues with over 87% of the operating workforce from the state of Chihuahua and over 29% of the total workforce being local hires from Dolores and Madera;

•	First pour of gold and silver doré is targeted for late in the second quarter.

Mine Economics

The initial economics for the Dolores Mine were established in an independent feasibility study prepared by Kappes, Cassiday & Associates of Reno, Nevada (the “KCA report”). The KCA report is dated April 11, 2006 and is available on SEDAR.

On February 14, 2008, the Company reported updated reserves and economics for the Dolores Mine taking into account the increase in operating and capital cost estimates, higher gold and silver prices and an increase in proven and probable reserves from those incorporated in the KCA report. A National Instrument 43-101 (“NI 43-101”) technical report dated March 25, 2008 supporting the updated economics was prepared by Gustavson and Associates of Denver, Colorado (“Gustavson”) and filed on SEDAR.

Initial capital costs estimated in the updated economics total $192 million, of which $141 million had been spent to December 31, 2007. The remaining estimated capital expenditures of $51 million, which includes a $10 million dollar contingency, consist primarily of pre-commercial production mining and processing expenses, commissioning of the crushing and conveying

MINEFINDERS CORPORATION LTD.	2

Management’s Discussion & Analysis

circuit, construction activities related to site drainage and water management, and completion of certain mine facilities including the truck shop, offices and warehouse. These capital expenses are expected to be incurred through fiscal 2008 and are expected to be funded from existing working capital, a $50 million revolving credit facility and cash flow from operations.

Total average cash costs per ounce of gold and ounce of gold-equivalent silver, based on a ratio of silver to gold of 52:1, are estimated in the updated economics at $297 for the life of the mine. The updated economics indicate a pre-tax undiscounted net present value of $831 million and a pre-tax internal rate of return of 26% using $675 per ounce as the price of gold and $13.00 per ounce as the price of silver. Sustaining capital costs over the life of mine are estimated in the updated economics at $50 million.

Dolores Reserves and Resources

An updated resource estimation model (“updated resource”), incorporating all drill results through December 2006, was reviewed and audited during the second quarter of 2007 by the independent engineering firm of Chlumsky, Armbrust and Meyer (“CAM”) of Denver, Colorado. A NI 43-101-compliant technical report in support of this updated resource audit was filed and is available for viewing on SEDAR. The measured and indicated resource using a 0.4 gpt AuEq cutoff represents an increase of 23.1% in contained gold and 21.3% in contained silver when compared to the previously audited resources.

The updated in-pit reserve estimation reported by the Company on February 14, 2008 and audited by Gustavson is referred to under “Mine Economics”. This estimation is the first independently prepared and audited estimation of reserves at Dolores since the KCA report.

When adjusted for stockpiled material, the open-pit reserve base at the Dolores Mine has increased to 2.44 million ounces of gold and 126.64 million ounces of silver, or 4.55 million gold equivalent ounces. This is an increase of 24.8% in contained gold reserve and an increase of 22.1% in contained silver reserve from the KCA report.

The Company plans to complete a feasibility study in 2008 on the potential for the addition of a flotation mill to enhance recoveries from high-grade ore in the open pit, to process additional underground ore and to increase production capacity. The current open-pit mine plan and updated Dolores Mine economics do not take into account significant high-grade gold mineralization that lies below and up to one kilometre peripheral to the proposed pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies have shown recoveries for gold of 90-95% and silver of 85-90% through conventional flotation milling and leaching. Heap-leach recoveries are 72.25% for gold and 50.8% for silver and, accordingly, the higher recoveries from high-grade ore could have a positive impact on the long-term Dolores economics.

MINEFINDERS CORPORATION LTD.	3

Management’s Discussion & Analysis

Proven and Probable Reserves

The independently prepared reserves, as reported by the Company on February 14, 2008, are contained in 99.3 million tonnes of proven and probable ore having an average grade of 0.77 grams per tonne (“gpt”) gold and 39.67 gpt silver and using economic gold equivalent cut-off grades ranging from 0.26 gpt to 0.37 gpt for the various ore types.

NI 43-101 technical report dated March 25, 2008 is available on SEDAR

Reserves(1)(2)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt)(3)	AuEq (Oz)(3)
Proven	56,629,000	0.80	1,453,946	40.32	73,415,147	1.47	2,677,532
Probable	42,675,000	0.72	989,713	38.80	53,229,746	1.37	1,876,875
Proven & Probable	99,305,000	0.77	2,443,659	39.67	126,644,893	1.43	4,554,407

(1)

Proven and probable reserves have been estimated as of December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004. Gustavson has prepared and audited these estimates. William J. Crowl of Gustavson is the “Qualified Person” as defined in NI 43-101 for this mineral reserve statement. Some numbers may not sum due to rounding.

(2)	Using $600 per ounce gold; $10.00 per ounce silver.
(3)	Gold equivalent ounces (“AuEq”) are based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Measured and Indicated Resources and Inferred Resources

NI 43-101 technical report dated July 26, 2007 is available on SEDAR

Resources (4)(5)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt) (6)	AuEq (6) (Oz)
Measured	54,092,000	0.980	1,705,000	46.5	80,788,000	1.754	3,051,000
Indicated	52,200,000	0.853	1,432,000	40.5	67,954,000	1.528	2,565,000
Measured + indicated	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
Inferred	30,350,000	0.677	661,000	28.2	27,517,000	1.147	1,120,000

(4)

Measured and indicated resources and inferred resources estimates were prepared by employees of the Company under the supervision of Mark H. Bailey, P. Geol., President and Chief Executive Officer, and audited by CAM. Some numbers may not sum due to rounding.

(5)	0.4 gpt AuEq cutoff; cutoff based on gpt AuEq at 75:1 silver to gold ratio, having regard to metallurgical recoveries.
(6)	Based on updated 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Gold and Silver Prices

The Company believes that gold and silver prices continue to benefit from the weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations; nor is the Company able to forecast the precise timing for the completion of construction and commercial production of the Dolores Mine. However, it is important to note that current prices for gold and silver are significantly higher than the prices used in the updated economics for the Dolores Mine.

MINEFINDERS CORPORATION LTD.	4

Management’s Discussion & Analysis

Gold and silver prices below are published by the London Bullion Market Association:

		Mar 31, 2007	June 30, 2007	Sept 30, 2007	Dec 31, 2007	Mar 31, 2008
Gold	End of period	661.75	650.50	743.00	833.75	933.50
	Quarter high	685.75	691.40	743.00	841.10	1,011.25
	Quarter low	608.40	642.10	648.75	725.50	846.75
	Average	650.27	667.24	681.12	788.02	924.83
Silver	End of period	13.35	12.54	13.65	14.76	17.99
	Quarter high	14.58	14.09	13.65	15.82	20.92
	Quarter low	12.21	12.26	11.67	13.21	14.93
	Average	13.31	13.34	12.70	14.22	17.59

Exploration Properties

Exploration drilling during the first quarter of 2008 focused on the Company’s northern Sonora properties, Planchas de Plata, Real Viejo and La Bolsa. Drilling at the Planchas de Plata and Real Viejo properties focused on expanding the mineralized zones identified by previous exploration programs.

During the quarter, 2 core holes totalling 807 meters were completed along the currently defined three kilometre mineralized trend at Planchas de Plata. At the La Bolsa project, 12 core holes for a total of 1,092 meters were completed to supply material for metallurgical test work.  An additional 6 holes totalling 1,805 meters were drilled at the nearby Real Viejo project resulting in the discovery of an additional significant mineralized zone. All three projects remain active with resource expansion ongoing. The Company controls over 28,000 hectares of ground within the northern Sonora area.

The Company also maintains active claims at the Dottie Project in Nevada, the Wickes Project in Montana, and the Oro Blanco Project in Arizona.

MINEFINDERS CORPORATION LTD.	5

Management’s Discussion & Analysis

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 12 to the Financial Statements).

The Company’s accounting policies and estimates used in the preparation of the Financial Statements are consistent with those used in the preparation of its annual financial statements except that, effective January 1, 2008, the Company adopted guidelines set out in CICA Handbook sections 1535 “Capital Disclosures”, 3031 “Inventories”, 3862 “Financial Instruments – Disclosure”, 3863 “Financial Instruments – Presentation”, and the revised section 1506 “Accounting Changes”. Details of the adoption of these are discussed below and in Note 3 to the Financial Statements.

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Selected Quarterly Information

The following table presents our unaudited quarterly results of operations in accordance with Canadian GAAP for each of the last eight quarters:

Net loss (000's) for quarters ended	June 30, 2006	Sept 30, 2006	Dec 31, 2006	Mar 31, 2007	June 30, 2007	Sept 30, 2007	Dec 31, 2007	Mar 31, 2008

Loss before the following	$ 3,713	3,797	1,367	2,446	3,455	3,406	5,095	3,728
Stock option compensation	4,105	-	302	81	-	4,217	37	214
Accretion of convertible notes discount	-	-	792	1,166	1,186	1,206	1,342	1,350
Interest on long-term debt	-	-	731	943	953	967	948	972
Interest income	(796)	(867)	(248)	(1,251)	(901)	(646)	(442)	(112)
Foreign exchange (gain) / loss	571	171	(1,882)	176	(4,244)	(914)	(126)	(531)
Net loss	$ 7,593	3,101	1,062	3,561	449	8,236	6,854	5,621
Loss per share – basic and diluted	$ 0.16	0.06	0.02	0.07	0.01	0.17	0.14	0.11

Variances in net income and loss by quarter reflect overall corporate activity and factors which do not recur each quarter, such as charges for stock-based compensation when options are granted and interest income on fluctuating cash balances. Those items and the accretion of the convertible notes discount, the interest on the associated long-term debt and the effect of exchange rates, have been identified in the table above to show their impact on each quarter. As the Company has not yet engaged in commercial operations, variances in its quarterly income and losses are not affected by sales or production-related factors.

MINEFINDERS CORPORATION LTD.	6

Management’s Discussion & Analysis

Operating Activities

The Company recorded a net loss for the first quarter of $5.621 million ($0.11 per share), compared with a net loss of $3.561 million ($0.07 per share) for the first quarter of 2007.

Office and administration expenses in the first quarter increased to $2.027 million in 2008 from $1.417 million in 2007. This increase is primarily due to the expansion of the corporate and Mexican offices during fiscal 2007 and 2008 to date as the Company transitions to production at the Dolores Mine. The increase in head count and activity resulted in increased payroll, travel and general and administrative costs.

The Company recognized $0.474 million of stock based compensation expense during the first quarter (2007 - $0.617 million) of which $0.204 million was charged to administration expense (2007 - $nil), $0.010 million was charged to exploration expense (2007 - $0.081 million) and $0.260 million was deferred to mineral property, plant and equipment (2007 – $0.536 million).

Exploration expense increased to $1.546 million in the first quarter from $1.064 million in 2007 (including exploration related stock-based compensation). Exploration expense in the first quarter included $0.541 million incurred at the Dolores Mine (2007 - $0.682 million) and $1.005 million incurred primarily at Planchas de Plata and Real Viejo in Northern Sonora (2007 - $0.382 million). The overall increase in exploration was due to increased efforts at the Planchas de Plata and Real Viejo properties.

As a result of the issue of the convertible notes in October 2006, the Company incurred $0.972 million of interest expense on long-term debt and $1.350 million of convertible note discount expense during the first quarter of 2008, compared with $0.943 million of interest expense on long-term debt and $1.166 million of convertible note discount expense in the same period of 2007.

Financing fees of $0.025 million relate to the arrangement in December, 2007 of a $50 million revolving credit facility with Scotia Capital for which certain remaining conditions precedent were satisfied during the first quarter of 2008. No financing costs were incurred in the first quarter of 2007.

The Company recorded a foreign exchange gain of $0.531 million in the first quarter, compared with a foreign exchange loss of $0.176 million in 2007. The foreign exchange gains resulted primarily from the increasing value of the Mexican peso against the US dollar.

Interest income for the first quarter decreased to $0.112 million in 2008 from $1.251 in 2007 due to a lower average cash balance as construction and commissioning efforts at Dolores continue.

Capital Resources and Liquidity

Working Capital and Cash Flow

The Company’s financial position at March 31, 2008 remained strong, with $5.485 million in cash and cash equivalents (December 31, 2007 - $20.935 million) and net working capital of $12.268 million (December 31, 2007 - $28.848 million).

MINEFINDERS CORPORATION LTD.	7

Management’s Discussion & Analysis

In the fourth quarter of 2007, the Company signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia. The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. As at March 31, 2008, $6.0 million has been drawn on the credit facility. At May 8, 2008, $13.0 million has been drawn on the facility, leaving $37.0 million in credit available under the agreement in addition to $10.9 million in cash and cash equivalents.

In addition to cash on hand, the principal source of funds in the first quarter of 2008 was $6.0 million drawn on the credit facility, while in 2007 the principal source of funds in the first quarter was $1.851 million from the issue of common shares and interest income of $1.251 million. The effect of foreign currency exchange rates on cash and cash equivalents in the first quarter is a gain of $0.521 million (2007 – gain of $0.200 million).

After eliminating items such as amortization and convertible notes discount expense and taking into account the effect of the foreign exchange gain and the net changes in non-cash working capital, the cash used in operating activities was $6.971 million for the first quarter in 2008. Including capital expenditures of $15.341 million and cash provided by financing activities of $6.341 million, there was a net decrease in the Company’s cash balances of $15.450 million during the quarter after taking into account foreign exchange fluctuations.

Of the $13.204 million in receivables at March 31, 2008, $13.048 million is value added tax (“VAT”) paid in Mexico on goods and service for the construction of the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities. Subsequent to March 31, 2008, VAT of $9.954 million in cash was refunded to the Company’s account.

Capital Expenditures

During the first quarter of 2008, the Company spent $15.341 million (2007 - $22.734 million) on mineral property, plant and equipment, primarily in the construction and commissioning of the Dolores Mine and in pre-commercial production operating expenditures. The decrease is due to the wind-down of construction activities at the Dolores Mine during the first quarter of 2008 and the continuing transition to operations.

The total capital expenditures estimated for 2008 are detailed above under the heading “Mine Economics”. The Company believes that it has adequate funds in place or available through traditional, revolving non-equity sources to meet its cash needs for the commissioning of the Dolores Mine, corporate administration, and ongoing exploration, until the Dolores Mine reaches commercial production. The Company is evaluating financing options for the future expansion of the Dolores Mine through the addition of a flotation mill and underground development.

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Management’s Discussion & Analysis

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at March 31, 2008 is as follows:

	Payments Due by Period (000's)
Contractual Obligations ($)	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Dolores project and property payments (1)	17,794	17,794	-	-	-
Long-term debt obligations (2)	100,300	3,825	7,650	88,825	-
Capital lease obligations	-	-	-	-	-
Operating leases (3)	167	72	95	-	-
Other long-term liabilities reflected on the Company's balance sheet under Canadian GAAP (4)	4,517	-	-	-	4,517
Total	122,778	21,691	7,745	88,825	4,517

(1)	Amounts committed for equipment and development at the Dolores project.

(2)

In October 2006, the Company issued $85 million in convertible notes due in December, 2011, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 4.5% payable in arrears semi-annually.

(3)	Includes existing leases without extensions.

(4)	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

In addition to the above, production from the Dolores Mine is subject to royalties consisting of net smelter payments of 3.25% on gold and 2% on silver. The Company also holds a $50 million revolving three year term credit facility. The facility is available for drawdown with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures). As at March 31, 2008, $6.0 million has been drawn on the credit facility.

Share Capital Transactions

During the first quarter of 2008, 59,432 shares of the Company were issued on the exercise of stock options (2007 – 519,363 shares). No other significant share capital transactions took place during the first quarter of 2008 or 2007.

Financial and Other Instruments

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the US dollar. The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, convertible notes and the balance outstanding on the credit facility, some of which are denominated in Canadian dollars and Mexican pesos.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and various market risks. Credit risk is primarily on the bank accounts, and exposure is limited through maintaining its cash and equivalents with high-credit

MINEFINDERS CORPORATION LTD.	9

Management’s Discussion & Analysis

quality financial institutions. To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility. Market risks include foreign currency risk, interest rate risk, and commodity price risk.

The Company manages its foreign exchange risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets in foreign currencies and it incurs certain costs in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so. At March 31, 2008 it had $4.264 million in US dollar denominated bank deposits, US $0.621 million in Canadian dollar denominated bank deposits and US $0.600 million in Mexican peso denominated bank deposits. At May 8, 2008 the Company had $1.749 million in US dollar denominated bank deposits, US $0.372 million in Canadian dollar denominated bank deposits and US $6.763 million in Mexican peso denominated bank deposits.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility is subject. The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum. The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control. The value of the mineral properties is directly related to the price of gold and silver.

Outstanding Share Data

As at May 8, 2008 there were 49,566,956 common shares issued and outstanding (March 31, 2008 – 49,566,956) and there were 4,838,000 stock options outstanding (March 31, 2008 - 4,223,000) with exercise prices ranging between Cdn $5.64 and Cdn $12.53 per share, of which 4,808,000 have vested.

In addition, at May 8, 2008 and March 31, 2008, there were convertible notes with a face value of $85 million issued and outstanding, convertible into 7,812,500 common shares at a rate of 91.9118 per $1,000 principal amount of notes, subject to adjustment.

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted the following new CICA guidelines:

•

Revised Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors.

•

Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

•

Section 3031, Inventories, which replaces Section 3030 of the same name. This standard harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”). Under this standard, inventories are measured

MINEFINDERS CORPORATION LTD.	10

Management’s Discussion & Analysis

at the lower of cost and net realizable value. Similar inventories within a consolidated group are to be measured using the same method, and the reversal of previous write-downs to net realizable value as required when there is a subsequent increase in the value of inventories.

•

Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

Refer to Note 3 in the Financial Statements for detailed discussion of these changes in accounting policy.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Start-up costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual

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Management’s Discussion & Analysis

expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes, as disclosed in Note 6 to the Financial Statements. The equity component, representing the fair value of the conversion features, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion features and they are not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 8 and Note 10 to the Financial Statements. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting calculated value is not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

Fees paid to directors during the first quarter of 2008 are summarized in Note 9 to the Financial Statements.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that

MINEFINDERS CORPORATION LTD.	12

Management’s Discussion & Analysis

the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the Company's quarter ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein, including information as to the expected timing of the construction of the Dolores mine and the commencement of operations, the Company’s expected expenditures on Dolores, and the expected adequacy of the Company’s current working capital and future funding are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political or economic developments in Mexico; difficulties in connection with the construction or operation of the Dolores mine; the availability of, and

MINEFINDERS CORPORATION LTD.	13

Management’s Discussion & Analysis

increasing costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

MINEFINDERS CORPORATION LTD.	14

Minefinders Corporation Ltd.

Consolidated Financial Statements - Unaudited

(Thousands of United States dollars)

March 31, 2008

Investor Relations

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www.minefinders.com

Minefinders Corporation Ltd.

Consolidated Balance Sheets - Unaudited

(Thousands of United States dollars)

	March 31,	December 31,
	2008	2007
Assets
Current
Cash and cash equivalents	$ 5,485	$ 20,935
Receivables (Note 4)	13,204	10,431
Supply inventory	1,878	1,558
Prepaid expenses	353	456
	20,920	33,380

Mineral property, plant and equipment (Note 5)	179,336	160,181
	$ 200,256	$ 193,561

Liabilities and Shareholders’ Equity

Liabilities
Current
Accounts payable and accrued liabilities	$ 8,652	$ 4,532

Long-term debt (Note 6)	67,315	59,965
Asset retirement obligation (Note 7)	1,675	1,644
	77,642	66,141
Shareholders’ equity
Capital stock (Note 8)	172,660	172,319
Equity portion of convertible notes (Note 6)	27,366	27,366
Contributed surplus (Note 10)	19,271	18,797
Deficit	(101,752)	(96,131)
Accumulated other comprehensive income	5,069	5,069
	122,614	127,420

	$ 200,256	$ 193,561

Commitments and Contingencies (Note 11)

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Operations - Unaudited

(Thousands of United States dollars, except per share amounts)

For the three months ended March 31,	2008	2007

Office and administration	$ 2,027	$ 1,417
Amortization and accretion of asset retirement obligation	140	52
Exploration	1,536	983
Stock option compensation – exploration (Note 10)	10	81
Stock option compensation (Note 10)	204	-
Accretion of convertible note discount (Note 6)	1,350	1,166
Interest on long-term debt (Note 6)	972	943
	6,239	4,642

Other items
Financing fees	25	-
Foreign exchange (gain) loss	(531)	176
Gain on sale of assets	-	(6)
Interest income	(112)	(1,251)
Net loss for the period	$ 5,621	$ 3,561
Loss per share – basic and diluted	$ (0.11)	$ (0.07)
Weighted average shares outstanding	49,543,961	48,311,551

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statement of Changes in Shareholders’ Equity - Unaudited

(Thousands of United States dollars)

	Capital stock	Equity portion of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2007, as adjusted	165,537	27,366	12,957	(76,927)	5,069	134,002
Exercise of stock options for cash	6,782	-	-	-	-	6,782
Stock based compensation	-	-	5,840	-	-	5,840
Net loss	-	-	-	(19,204)	-	(19,204)
Balance, December 31, 2007,	172,319	27,366	18,797	(96,131)	5,069	127,420
Exercise of stock options for cash	341	-	-	-	-	341
Stock based compensation	-	-	474	-	-	474
Net loss	-	-	-	(5,621)	-	(5,621)
Balance, March 31, 2008	$172,660	$ 27,366	$ 19,271	$ (101,752)	$ 5,069	$122,614

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Cash Flows - Unaudited

(Thousands of United States dollars)

For the three months ended March 31,	2008	2007

Cash flows used in operating activities
Net loss for the period	$ (5,621)	$ (3,561)
Items not involving cash
Amortization and accretion of asset retirement obligation	140	52
Gain on sale of assets	-	(6)
Accretion of convertible notes discount	1,350	1,166
Foreign exchange (gain) loss	(521)	176
Stock option compensation	214	81
Net change in non-cash working capital balances
Receivables	(2,773)	(1,990)
Supply inventory	(320)	-
Prepaid expenses	103	(479)
Accounts payable and accrued liabilities	457	1,230
	(6,971)	(3,331)
Cash flows used in investing activities
Purchase of mineral property, plant and equipment	(15,341)	(22,734)
	(15,341)	(22,734)
Cash flows provided by financing activities
Net proceeds on issue of common shares	341	1,851
Revolving credit facility	6,000	-
Financing charges	-	(142)
	6,341	1,709
Effect of exchange rates on cash and cash equivalents	521	(200)
Decrease in cash and cash equivalents	(15,450)	(24,556)
Cash and cash equivalents, beginning of period	20,935	121,995
Cash and cash equivalents, end of period	$ 5,485	$ 97,439
Supplemental Information

Non-cash investing and financing activities:
Increase in asset retirement obligations included in mineral property, plant and equipment	$ -	$ 11
Stock option compensation deferred to mineral property, plant and equipment	$ 260	$ 536

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Schedules of Exploration Costs - Unaudited

(Thousands of United States dollars)

For the three months ended March 31,	2008	2007
Dolores mine project
Assaying and drilling	$ 237	$ 297
Equipment rentals and miscellaneous	4	64
Licenses and recording fees	-	2
Road building	-	79
Technical and professional services Stock based compensation (Note 10)	253 -	134 81
Other	47	25
Total Dolores mine project	541	682
Other properties
Assaying and drilling	623	27
Engineering and surveying	4	-
Equipment rentals and miscellaneous	24	32
Licenses and recording fees	121	63
Road building	1	-
Technical and professional services Stock based compensation (Note 10)	170 10	220 -
Other	52	40
Total other properties	1,005	382

Exploration costs incurred during the period	1,546	1,064
Cumulative balance, beginning of period	65,539	57,280
Cumulative balance, end of period	$ 67,085	$ 58,344

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

1.	Nature of Operations

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the exploration, development, and acquisition of mineral deposits. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company is in the final stages of construction of its 100% owned Dolores gold and silver project in Mexico and believes it has sufficient liquidity to complete construction. In these financial statements, development costs incurred in the construction of the Dolores Mine have been deferred to mineral property, plant and equipment.

The Company expects that revenues from production will finance the operation of the Dolores Mine. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of Presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles for interim financial statements, and are stated in thousands of United States dollars.

The interim financial statements do not include all the note disclosures required for annual financial statements but they are presented in accordance with the same accounting principles, policies, and methods that are used in the preparation of the Company’s annual financial statements except as noted below (Note 3); therefore they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained in them.

3.	Changes in Accounting Policies
(a)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes standards for changes in accounting policies, estimates, or errors. As a result of adopting this new standard, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. In addition, changes in accounting policies must be applied retrospectively (unless doing so is impractical or is specified otherwise by a new standard), changes in estimates are to be recorded prospectively, and prior period errors are to be corrected retrospectively. There were no changes in policies or estimates during the period, except for those new standards adopted and noted below.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

3.	Changes in Accounting Policies - Continued
(b)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statement of changes in shareholders equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

(c)

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3031, Inventories, which replaces Section 3030 of the same name. This standard harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards. Under this standard, inventories are measured at the lower of cost and net realizable value. Similar inventories within a consolidated group are to be measured using the same method, and the reversal of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories.

The Company’s inventory balance consists of materials and supplies inventory which is valued at the lower of cost and net realizable value. Cost is measured using the first-in, first out (“FIFO” method) as applicable. There were no inventories recognized as an expense during the period, and no write-downs or reversals of past write-downs.

(d)

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.

These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

3.	Changes in Accounting Policies – Continued
(i)	Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, convertible notes and the balance outstanding on the revolving credit facility. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Interest income and expense are both recorded in income.

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments. The fair values of the convertible notes are determined as described in Note 6(a). The fair value for the credit facility represents the balance outstanding. There are no differences between the carrying values and the fair values of any financial assets or liabilities.

(ii)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is primarily exposed to credit risk on its bank accounts. Credit risk exposure is limited through maintaining its cash and equivalents with high-credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility. The Company believes that these sources, in addition to revenues to be earned at the Dolores mine, will be sufficient to cover the expected short and long term cash requirements.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

3.	Changes in Accounting Policies – Continued

Foreign Currency Risk – The Company’s operations in Mexico, Canada and the USA make it subject to foreign currency fluctuations. The Company’s operating expenses are incurred in United States dollars (“US dollars”), Canadian dollars, and Mexican pesos, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	March 31, 2008		December 31, 2007
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities

Canadian dollar	$ 642	$ 769	$ 15,050	$ 625
Mexican peso	13,749	6,147	11,274	1,329

	$ 14,391	$ 6,916	$ 26,324	$ 1,954

Of the financial assets listed above, $621 (December 31, 2007 - $3,027) represents cash held in Canadian dollars, and $600 (December 31, 2007 - $890) represents cash held in Mexican pesos. The remaining cash is held in United States dollars.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the value of cash equivalents.

In respect of financial liabilities, the convertible notes are not subject to interest rate risk given the fixed rate of 4.5% per annum. The credit facility is subject to risk as amounts outstanding are subject to charges at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The interest rate charged for the period was 4.61% per annum.

Commodity Price Risk – The value of the Company’s mineral resource properties is related to the price of gold and silver, and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

3.	Changes in Accounting Policies - Continued

Gold and silver prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors.

4.	Receivables

Of the $13,204 in receivables (December 31, 2007 - $10,431), $13,048 (December 31, 2007 - $10,360) is value added tax (“VAT”) paid in Mexico on goods and services for the construction of the Dolores mine. The VAT receivable is refundable from the Mexican tax authorities. Subsequent to March 31, 2008, $9,954 of VAT was refunded to the Company.

5.	Mineral Property, Plant and Equipment

Net carrying costs at March 31, 2008 and December 31, 2007:

	Mineral Property Acquisition Costs	Development Cost	Plant and Equipment	Accumulated Amortization	March 31 , 2008	December 31, 2007
Dolores Property, Mexico	$ 9,675	$ 133,047	$ 37,960	$ (1,945)	$ 178,737	$ 159,616
Northern Sonora, Mexico	327	-	62	(33)	356	359
Nevada Properties, United States	111	-	250	(201)	160	162
Other	-	-	195	(112)	83	44
	$ 10,113	$ 133,047	$ 38,467	$ (2,291)	$ 179,336	$ 160,181

Dolores development of $133,047 (December 31, 2007 - $129,310) represents mine development costs and plant and equipment purchased and under construction for use at the Dolores Mine. Amortization will commence when the Dolores mine begins operating and as the assets are put into service.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

5. Mineral Property, Plant and Equipment - Continued

Mineral properties, plant and equipment relate to the following:

Mexican Properties

Dolores Property

The Dolores Property is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver. On February 23, 2006 the Board of Directors approved construction of a mine at the Dolores property. Construction commenced during the second quarter of 2006 and completion is expected in the second quarter of 2008.

Northern Sonora Properties

The Company has a 100% interest in the mineral rights to 14 mineral concessions totaling 28,300 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $174, escalating by 10% per annum. Should mines be put in production on the properties, payments ranging from $222 to $500 will be due to these landowners.

United States Properties

The Company has a 100% interest (subject to NSR royalties of 3%) in the Dottie and Gutsy properties, located in Nevada. In 2006, the Company acquired the 30 unpatented lode mining Wickes claims in Montana for $2. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

6.	Long-term Debt
	March 31, 2008	December 31, 2007
Convertible Notes (a)	$ 61,315	$ 59,965
Scotia Capital Revolving Credit Facility (b)	6,000	-
	$ 67,315	$ 59,965

(a)

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs ($27,366) which is classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value. Using the effective interest rate method and the 14.26% rate implicit in the calculation, the difference of $28,359, characterized as the note discount, is being charged to operations and added to the liability over the term of the notes.

Convertible notes, liability component	March 31, 2008	December 31, 2007
Balance, beginning of period	$ 59,965	$ 55,065
Accretion of debt discount for the period	1,350	4,900
Balance, end of period	$ 61,315	$ 59,965

Convertible notes, equity component	$ 27,366	$ 27,366

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

6.	Long-term Debt - Continued

(b)

On December 19, 2007, the Company signed an agreement for a $50 million revolving three year term credit facility with the Bank of Nova Scotia. The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The facility is collateralized by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $180,615, which is comprised of inventories, mineral properties, plant and equipment at Dolores. The Company must comply with terms in the agreement related to reporting requirements, conduct of business, insurance, notices, and must maintain certain covenants which take effect when the Dolores mine has been operational for two consecutive fiscal quarters. There have been no violations of any of the terms of the agreement since its inception.

As at March 31, 2008, a total of $6,000 (December 31, 2007 – $nil) has been drawn-down on the facility.

7.	Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to March 31, 2008 to be $1,675 (December 31, 2007 - $1,644). The present value of the future reclamation obligation assumes a discount rate of 7.65%, inflation rate of 2.5% and the commencement of reclamation activities after the life of the mine, which is estimated at 15.5 years.

	March 31, 2008	December 31, 2007
Balance, beginning of period	$ 1,644	$ 1,188
Liabilities incurred in the period	-	355
Accretion expense	31	101
Balance, end of period	$ 1,675	$ 1,644

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

8.	Capital Stock

Authorized

Unlimited common shares, no par value
	Issued	Amount
Balance, December 31, 2006	48,022,289	$ 165,537
Exercise of stock options for cash	1,224,000	6,782
Exercise of stock options - cashless	261,235	-
Balance, December 31, 2007	49,507,524	$ 172,319
Exercise of stock options for cash	40,000	341
Exercise of stock options - cashless	19,432	-
Balance, March 31, 2008	49,566,956	$ 172,660

(a)	Stock Options (all per share amounts are in Canadian dollars)

The number of shares available for grant under the Company’s stock option plan (the “Plan”) is 5,574,000. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price is the fair market value of the Company’s shares at the date of grant. At March 31, 2008, 1,055,555 shares were available for future grants under the Plan.

	Number of Options	Weighted Average Exercise Price Cdn$
Outstanding at December 31, 2006	4,497,000	$ 7.73
Granted	1,430,000	9.87
Cancelled	(40,000)	10.94
Exercised for cash	(1,224,000)	5.82
Exercised-cashless	(465,000)	5.53
Outstanding at December 31, 2007	4,198,000	9.26
Granted	100,000	11.10
Exercised for cash	(40,000)	8.52
Exercised-cashless *	(35,000)	5.64
Outstanding at March 31, 2008	4,223,000	$ 9.34

* Of the 75,000 options exercised during the quarter ended March 31, 2008, 35,000 vested options were exercised by the holders in exchange for the issue of 19,432 common shares by way of a cashless stock option exercise.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

8.	Capital Stock – Continued
(a)	Stock Options – Continued

All options granted and outstanding as at March 31, 2008 were fully exercisable on the various grant dates except for 30,000 options with an exercise price of Cdn $11.10 which vest on August 7, 2008. The weighted average grant-date fair value of options granted during the quarter ended March 31, 2008 was Cdn $4.73 per option (2007 – Cdn $6.05).

At March 31, 2008 the following stock options were outstanding and exercisable, except for 30,000 options with a weighted average exercise price of Cdn $11.10 unvested at that date.

Number	Exercise Price	Expiry Date
Cdn $
655,000	$ 10.65	September 26, 2008
50,000	$ 12.53	March 17, 2009
75,000	$ 8.25	May 17, 2009
630,000	$ 8.80	June 14, 2009
303,000	$ 5.64	July, 12, 2010
1,005,000	$ 9.00	May 15, 2011
80,000	$ 8.76	November 1, 2011
5,000	$ 10.94	January 19, 2012
95,000	$ 12.46	March 12, 2012
50,000	$ 12.45	May 1, 2012
1,175,000	$ 9.57	September 5, 2012
100,000	$ 11.10	February 7, 2013
4,223,000

Subsequent to March 31, 2008, the Company granted 665,000 stock options expiring five years from the grant date with an exercise price of Cdn $10.58 and 50,000 stock options with an exercise price of Cdn $12.45 were cancelled.

9.	Related Party Transactions

Related party transactions for the quarter ended March 31, 2008 not disclosed elsewhere in these consolidated financial statements were as follows:

a.	The directors were paid fees of $48 (2007 - $33).

b.	Certain legal services were provided by a law firm in which a director of the Company was a partner. The cost of these services was $55 in 2007. No services were provided in the current period.

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

10.	Stock Option Compensation

Compensation expense is determined using the Black-Scholes option pricing model. The Company granted 100,000 options during the quarter ended March 31, 2008 (2007 – 180,000). The weighted average assumptions used in calculating the expense of options granted during the period were:

Three months ended March 31,	2008	2007
Risk-free rate	3.43%	3.95%
Dividend yield	nil	nil
Volatility factor of the expected market price
of the Company's common shares	46%	55%
Weighted average expected life of the options (months)	55	60
Compensation expense for the period:
Charged to income	$ 204	-
Charged to exploration costs	10	81
Deferred to mineral property, plant and equipment	260	536
	$ 474	$ 617

Total stock based compensation was credited to contributed surplus.

11.	Commitments and Contingencies

At March 31, 2008, the Company had remaining contractual commitments expected to be paid in 2008 of $17,794 relating to equipment, engineering and construction at the Dolores Mine. In addition, there are royalty payments on the Dolores property consisting of 3.25% of gold and 2% of silver production.

The Company has also entered into operating leases for office premises that provide for minimum lease payments totaling $167 over the next two years, excluding extensions.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

12.	United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

(a)	Mineral properties and start-up activities

US GAAP requires that mineral exploration expenditures, including drilling and related costs incurred to convert existing resources to reserves or identify new inferred mineral resources, be charged to operations in the period incurred and the related cash flows be reported as operating activities. During fiscal 2007, the Company changed its accounting policy with respect to accounting for exploration expenditures under Canadian GAAP. Prior to 2007, mineral property acquisition and exploration expenditures were deferred until such time as the related property was brought into commercial production, abandoned or sold. Under the new policy, exploration expenditures are expensed as incurred while acquisition expenditures continue to be capitalized. This accounting change has been applied retroactively with restatement of prior periods. As a result of this change in accounting policy, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for mineral property expenditures for the periods presented with the exception of mineral property acquisition costs of $9,676 previously expensed under US GAAP that remain capitalized to mineral property, plant and equipment under Canadian GAAP.

Under Canadian GAAP, start-up operating costs, net of associated revenues, incurred prior to reaching commercial production levels are capitalized. Under US GAAP, these start-up costs are expensed. At March 31, 2008, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from this difference for the periods presented.

(b)	Convertible notes

Under Canadian GAAP, the liability and equity components of the convertible notes are determined and separately classified on the consolidated balance sheets. The liability component represents the present value of the interest and principal payments on the notes and the equity component represents the fair value of the holders’ conversion feature at inception. The stated interest payments and the expense arising from adjusting the time value of the principal of the notes over time (“convertible notes discount expense”) are presented separately in the consolidated statements of operations. As a result of the January 1, 2007 prospective adoption of Section 3855, “Financial Instruments – Recognition and Measurement” for Canadian GAAP accounting purposes, financing charges attributable to the liability component of the convertible notes are included in their carrying value.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

12. United States Generally Accepted Accounting Principles – Continued

(b)	Convertible notes - Continued

Under US GAAP, the Company first analyzes the convertible debt instruments to determine if there are any embedded derivatives that must be bifurcated. There were none for these instruments. The convertible debt instruments are then accounted for in accordance with Emerging Issues Task Force Issue 00-27 which requires the Company to classify as equity any amounts representing a beneficial conversion feature. As the conversion price exceeds the fair value of the underlying common shares on the issue date, no beneficial conversion feature is recognized under US GAAP and the entire proceeds are classified as debt until such time as they are converted to equity. Accordingly, for US GAAP purposes, the convertible notes are presented on the consolidated balance sheets as a liability. No convertible notes discount expense is recognized and no deferred financing charges are allocated to equity. The total deferred financing charges are recorded as an asset.

Under Canadian GAAP, the Company has elected to expense interest on the convertible notes to earnings whereas under US GAAP this interest is capitalized to development costs to the extent the proceeds from the issue of the convertible notes are used in the development of the Dolores property. In addition, under Canadian GAAP interest on the convertible notes is classified as cash flow used in operating activities whereas under US GAAP this interest is classified as cash flow used in investing activities.

(c)	Stock option compensation

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented. A cumulative adjustment (for the initial adoption of SFAS 123R under US GAAP) of $3,438 is included in the net loss from inception to March 31, 2008 under US GAAP.

The total intrinsic value of options exercised during the quarter ended March 31, 2008 was Cdn $383 (2007 – Cdn $4,213). The total intrinsic value and weighted average contractual term of vested options at March 31, 2008 is Cdn $13,578 and 2.8 years.

During the quarter ended March 31, 2008, $260 of stock based compensation related to development at Dolores was capitalized for Canadian GAAP and US GAAP (2007 - $617).

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

12. United States Generally Accepted Accounting Principles – Continued

The impact of the above on the financial statements is as follows:
For the three months ended March 31,	2008	2007
Statements of Loss and Deficit
Net loss per Canadian GAAP	$ (5,621)	$ (3,561)
Adjustments related to:
Convertible notes discount	1,350	1,166
Interest on convertible notes	972	943
Amortization of deferred financing charges	(166)	(165)
	2,156	1,944

Net loss per US GAAP	(3,465)	(1,617)
Foreign exchange adjustment	-	-
Comprehensive loss per US GAAP	$ (3,465)	$ (1,617)
Net loss per share, basic and diluted	$ (0.07)	$ (0.03)

Balance Sheets	March 31, 2008	December 31, 2007

Assets per Canadian GAAP	$ 200,256	$ 193,561
Adjustment related to:
Mineral properties	(9,676)	(9,676)
Capitalized interest	5,514	4,542
Convertible notes	2,496	2,662
Assets per US GAAP	$ 198,590	$ 191,089

Liabilities per Canadian GAAP	$ 77,642	$ 66,141
Adjustments related to:
Convertible notes	23,733	25,035
Liabilities per US GAAP	$ 101,375	$ 91,176

Shareholders’ equity per Canadian GAAP	$ 122,614	$ 127,420
Adjustments related to:
Mineral properties	(9,676)	(9,676)
Convertible notes	(15,723)	(17,831)
Shareholders’ equity per US GAAP	$ 97,215	$ 99,913

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

12. United States Generally Accepted Accounting Principles – Continued

(d)	Exploration stage company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company on February 4, 1975 (“inception”) are required under US GAAP:

Consolidated summarized statement of loss and deficit – US GAAP
For the period from inception to March 31, 2008

Mineral exploration expenses	$ (77,056)
Administrative and other costs	(33,461)
Interest income	8,754

Net loss from inception to March 31, 2008
being the deficit accumulated during the exploration stage	$ (101,763)

Consolidated summarized statement of cash flows – US GAAP
For the period from inception to March 31, 2008

Cash flows used in operating activities	$ (94,974)
Cash flows used in investing activities	(162,911)
Cash flows provided by financing activities	256,543
Effect of exchange rates on cash and cash equivalents	6,827

Cumulative increase in cash and cash equivalents from inception
being Cash and Cash equivalents, March 31, 2008	$ 5,485

(e)	Income taxes

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. There is no effect on the Company’s March 31, 2008 consolidated financial statements resulting from the adoption of FIN 48.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2008 and 2007

12.	United States Generally Accepted Accounting Principles – Continued

(e)	Income taxes - Continued

FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the Statement of Operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

The Company files income tax returns in Canada, the United States and Mexico. Years ranging from 2001 through 2007, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

(f)	New accounting pronouncements

Effective January 1, 2008, for US GAAP accounting purposes, the Company has adopted SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement only applies to fair value measurements that are already required. There is no effect on the Company’s March 31, 2008 consolidated financial statements resulting from the adoption of SFAS 157.

Effective January 1, 2008, for US GAAP accounting purposes, the Company has adopted SFAS No. 159, “Fair Value Option for Financial Assets and Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure various financial instruments and certain other items at fair value. There is no effect on the Company’s March 31, 2008 consolidated financial statements resulting from the adoption of SFAS 157.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mark H. Bailey, President and Chief Executive Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated: May 14, 2008

"Mark H. Bailey"

Name: Mark H. Bailey

Title: President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Greg D. Smith, Chief Financial Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated: May 14, 2008

"Greg D. Smith"

Name: Greg D. Smith

Title: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date May 14, 2008
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer